VIA FACSIMILE                            CONTACT: MAJA LARSON
TOTAL PAGES - 1                         SHAREHOLDER RELATIONS
                                      (206) 623-1635 Ext. 108



SEATTLE, WASHINGTON ... April 28, 1997 ... Todd Shipyards Corporation (the "Company") reported today that it expects to incur approximately $14 million of increased costs on its contract to construct three Mark II Ferries for the Washington State Ferries System. This increase in expected Mark II costs, which includes direct labor and material expense and allocated manufacturing overhead expenses, is expected to result in the reversal of $2.4 million of previously recognized program profit and the establishment of a program loss reserve of approximately $9.5 million in the Company's fourth quarter ending March 30, 1997.

As construction of the Mark II Ferries progresses, the Company reviews and revises its estimates of long term contract sales values and costs at completion. The Company has completed its year-end review of the Mark II Ferry project, resulting in the reduction to the cumulative profit and establishment of the loss reserve mentioned above. In addition to previously disclosed steel work overruns, costs on the project have increased due to higher than forecasted labor hours required to complete the first ship, the MV Tacoma. The estimated cost at completion presumes that a significant portion of increased MV Tacoma costs will recur in subsequent ships. In addition, the increase in MV Tacoma work hours has been a factor in the delay to the ship's scheduled delivery from April 1997 to June 1997.

Construction efforts on the second ferry, the MV Wenatchee, and the third ferry, the MV Puyallup, are currently underway. The launch of the MV Wenatchee is scheduled for August 1997, with delivery scheduled for the fourth quarter of the Company's fiscal year 1998. As work on the project continues changes to the Company's estimates may be made as a result of productivity factors, overhead costs, material costs, production schedules and levels of shipyard activity.